December 20, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Ellie Quarles, Special Counsel
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:           AGL Resources Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2007
File No. 1-14174

Dear Ms. Quarles:

This letter sets forth the response of AGL Resources Inc. (the “Company” or “we” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 6, 2007 to our Chairman, President and Chief Executive Officer, John W. Somerhalder II.  The Company’s responses set forth below correspond to the comments as numbered in your letter.

Determining the Amount of Each Element, page 31

1.	We note your response to comment 5 in our letter dated August 21, 2007 and reissue that comment. Please identify the components of the general industry group in the proxy statement.

Response:

We acknowledge your comment and, in future filings, the Company will identify the components of each group, including the general industry group which consisted of 375 companies chosen from a broad spectrum of industries by Towers Perrin for 2006.

Performance cash, page 34

2.
We note your response to comment 6 in our letter dated August 21, 2007.  Please clarify that disclosure of your earnings growth and dividend yield requirements for future years would not be material to an understanding of your compensation policies and decisions regarding named executive officers.  Please provide additional analysis as to how disclosure of Sequent’s EBT would provide your competitors with information that would cause you commercial or financial harm, other than by aiding Sequent’s competitors in recruiting your employees.

Response:

Performance Cash Component of Long-Term Incentives

For the reasons mentioned in our response to comment 5 in our letter dated September 20, 2007, we do not believe disclosure of projected future financial information is necessary or material to an understanding of the Company’s compensation policies and decisions regarding the named executive officers for the last completed fiscal year.  We acknowledge your comment and in future filings, with respect to performance targets for performance measurement periods beyond the most recently completed fiscal year, we will include further discussion of how difficult it will be for the Company to achieve the earnings growth and dividend yield requirements.

Earnings Before Tax Requirement for Sequent Incentive Plan

In our response to comment 5 we stated:

The information could be used by Sequent’s competitors to adjust their own compensation structure to recruit Sequent’s talented employees, which the Company believes would have a significant detrimental effect on its ability to achieve its strategic goals.  Specifically, Sequent’s front office personnel are critical to its ability to establish and maintain its customer relationships and contractual arrangements and its ability to generate profits in this business.  In short, the Company’s ability to compete and to maximize profits would be compromised by the disclosure of such information.

We respectfully reiterate that the disclosure of Sequent’s EBT would cause competitive harm to us.  The information would provide our competitors with information otherwise not available to them that would allow them to recruit our front office personnel (i.e., key employees) away.  Our competitors cannot determine the compensation of key employees at Sequent from the information currently available in the Summary Compensation Table and footnotes thereto concerning Mr. Schantz’s compensation.  Disclosure of Sequent’s EBT threshold requirements would allow our competitors to determine our key employees’ potential annual incentive opportunities.  With this information, our competitors, particularly those having significantly more resources than we do (i.e., investment banks), would be able to determine our compensation practices for key employees, other than Mr. Schantz, and use this information to offer a more attractive compensation package.  When key employees are lured away from Sequent, the impact is significant because such employees typically take with them the commercial relationships they developed with the Company’s customers and the associated business, including knowledge of customer contractual and operational requirements and preferences, from Sequent to their new employer.  This can result in a loss of customers or a diminution in the value of the customer relationship between Sequent and its customers.  After such a loss of a key employee, Sequent must also consider incurring the cost of providing additional incentive awards to remaining key employees in order to deter their departure and compensate them for additional responsibilities.

The information is not material to an understanding of our compensation policies and decisions concerning Mr. Schantz’s compensation.  As stated in our response to comment 5 in our letter dated September 20, 2007, Mr. Schantz’s annual incentive is not contingent upon whether Sequent meets its EBT threshold but on whether the Company meets its EPS threshold for the performance year.  In the event the Company’s EPS has been met but Sequent’s EBT threshold has not, the source of funds for payment of Mr. Schantz’s annual incentive payment, if any, would be the pool of funds reserved under the Company’s annual incentive plan.  For that reason, the actual EBT threshold for Sequent’s annual incentive plan is not material to an understanding of the compensation policies or decisions concerning Mr. Schantz’s compensation.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional comments or questions to me at (404) 584-3400.

Sincerely,

/s/ Bryan E. Seas

Bryan E. Seas
Vice President, Controller
and Chief Accounting Officer